

July 7, 2011

Via E-mail
Richard J. Johnson
Executive Vice President and
Chief Financial Officer
The PNC Financial Services Group, Inc.
One PNC Plaza
249 Fifth Avenue
Pittsburgh, PA 15222

> **Re:** **The PNC Financial Services Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 9, 2011**
> **File No. 001-09718**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1. We note your references to Dodd-Frank requiring that deposit insurance assessments be calculated based on an insured depository institution's assets rather than its deposits. In future filings, please quantify your premiums and the increase in premiums you expect to pay.

Item 1A – Risk Factors, page 11

The regulatory environment for the financial services industry…, page 12

2. We note your references to new regulatory prohibitions on engaging in some types of proprietary trading activities and restrictions on the ability to sponsor or invest in private equity or hedge funds. We also note your reference on page 82 indicating that your proprietary trading positions were essentially eliminated by the end of the second quarter of 2010. Please revise your future filings to address any remaining activity that could be subject to the Volcker rule prohibitions and quantify the effects they may have on your business.

3. We note your risk factor on pages 12 and 13, but believe a more detailed discussion is necessary. Please include separate risk factors discussing the potential effects of the following:

    •   Limitations on the interchange fees you can charge for debit transactions

    •   Risk retention requirements for securitizations

    •   Elimination of the treatment of trust preferred securities as Tier 1 regulatory capital

    •   Basel III requirements that will impose the need to maintain more and higher quality capital

    In your risk factors, please quantify the effect these regulatory changes will have on your operations. To the extent that the effect on your operations cannot be determined, please quantify the types of revenue streams that will be affected such as revenues generated from debit card interchange fees.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Business Segment Highlights, page 30

4. We note that a decrease in the provision for credit losses was a driver for increased earnings in your Retail Banking, Corporate & Institutional Banking, Asset Management Group and Distressed Assets Portfolio segments. Please quantify these decreases in the provision for credit losses. Please also include a risk factor clearly disclosing that the decreases in the provision for credit losses is a significant driver of net income and that this level of net income may not be sustainable.

<u>Analysis of Indemnification and Repurchase Claim Settlement Activity, page 66</u>

5. Please tell us and revise to disclose in future filings if you have received requests to repurchase loans from GNMA and describe the process in greater detail, including the legal entity that makes the repurchase request if it differs between FHA and VA collateral. As part of your response, please clarify whether your GNMA securitizations have collateral mixed of FHA and VA loans and discuss how the different levels of guarantee/loss reimbursement work for the FHA and VA loans. Finally, tell us the amount of VA losses that you have recognized in excess of the VA guarantee and whether there are any specific geographic concentrations where those losses are occurring.

6. We note your disclosure on page 68 that the decrease in the residential mortgages indemnification and repurchase liability in 2010 from 2009 was driven primarily by higher claim rescission rates. In addition, we note that the liability for home equity loans/lines indemnification and repurchase increased due to higher anticipated losses from higher forecasted volumes of claims. Please tell us and expand this disclosure in future filings to discuss the reason for both the higher claim rescissions for residential mortgages and your expectation that the volume of claims for home equity loans/lines will increase. Additionally, expand on the types of private investors that are making the repurchase requests for the home equity loans/lines and clarify whether it is just for loans sold, or whether it also includes mortgage-backed securities, and if both, where the majority of activity stems from.

7. We note your disclosure that the actual losses could be more than your established indemnification and repurchase liability. In addition, we note from your Fourth Quarter 2010 Earnings Call on January 20, 2011 that you were comfortable that you were fully reserved in the brokered home equity space for indemnification and repurchase claims. Also, you state that you think the $90 million contra recorded in the fourth quarter for the repurchase liabilities was to get your life-to-date reserves where they need to be and that it will be adequate to cover your exposure in those areas. Finally, we note that during the first quarter of 2011, you had only $14 million of net additional reserve adjustments. Based on this information, it appears you have gained more experience in resolving these claims, and we believe you should be able to provide an estimate of reasonably possible losses in excess of you reserve. Please revise future filings to provide an estimated range of reasonably possible loss in excess of the amount accrued.

<u>Risk Management, page 68</u>

<u>Nonperforming Assets by Type, page 70</u>

8. We note from your nonperforming assets table on page 70 that your nonaccrual home equity loans increased by 26% while your nonaccrual residential mortgages decreased by 20% from 2009 to 2010. In addition, we note from your March 31,

2011 Form 10-Q that the fluctuations continued in the same direction for both classes. Please respond to the following:

- Tell us whether you are able to track whether the first lien position is in default, regardless of whether you hold the first lien loan. If so, tell us the results of that data and consider providing disclosure of this information in future filings.

- Tell us and disclose the percentage of the home equity loan portfolio where you also hold the first lien.

- Tell us whether the default and delinquency statistics for the home equity loans where you also hold the first lien show a different trend than situations where you do not also hold the first lien loan.

- Tell us and enhance disclosures in future filings to provide a discussion of how many borrowers are only paying the minimum amount due on the home equity loan.

- Describe the terms of the home equity loans in more detail. For example, tell us how long the draw periods are for the loans and provide data on when the loans convert to amortizing.

- Tell us whether the default and delinquency statistics for amortizing loans show a different trend than situations where the home equity loans have not converted to amortizing.

Change in Nonperforming Assets, page 70

9. We note the line item 'Returned to performing – Other' in your tabular disclosure on page 70 and that it was $918 million and 15% of the beginning nonperforming asset balance. Please explain to us the type of loans and scenarios that are included in this line item. For example, tell us if these were nonaccrual loans where all of the payments were made during the period to return the loan to accrual status, and if so, consider adding a note to clarify in future filings or changing the title to be more descriptive that the loans were returned to performing due to payment.

Age Analysis of Past Due Accruing Loans, page 74

10. We note that you classify past due government insured/guaranteed loans as current in your aging table on page 74 and on page 119.   Please tell why you believe it is appropriate to misclassify these amounts in the aging analysis, instead of including them in the appropriate category and adding a footnote indicating the amounts included within those categories which is more consistent with industry

practice. In this regard, we note that improperly classifying them within the table as current has the effect of skewing the past due ratios and properly including the amounts within the aging category does give some indication of your underwriting performance, even if you are not required to bear the loss on the loan.

11. In addition, we note that as of December 31, 2010, you have $2.6 billion of government insured/guaranteed loans that are past due. Please tell us whether you have experienced any increases in denials of claims from the U.S. Government on these types of loans.

Market Risk Management – Trading Risk, page 82

12. We note your disclosure on page 82 that you expect an average of two to three instances a year in which your actual losses would exceed your prior day VaR measure at the enterprise-wide level, but in the past two years there were no such instances. In addition, we note from your disclosure on page 49 of the March 31, 2011 Form 10-Q that during the first quarter of 2011 you never breached your VaR measure either. Please address the following:

- Given that your trading losses never breached VaR during 2009, 2010 and the first quarter of 2011, tell us how you determined your VaR model is statistically appropriate in light of so few exceptions over such a long time horizon.

- Tell us about any work you performed to validate the appropriateness of your model in light of the fact that it is not performing as statistically predicted; and

- Address any changes you made to your VaR methodology or assumptions during the last three years. In this regard, we note that you had 10 VaR exceptions in 2008 and none such that time. Clarify whether modifications were made in 2008 as a result of significantly exceeding your expectations during that year.

Note 1 – Accounting Policies, page 101

Nonperforming assets, page 106

13. You disclose you charge-off commercial nonaccrual loans based on the facts and circumstances of the individual loans. Please revise your disclosure in future filings to clarify the factors you consider in concluding that the loan is not fully collectible and the loss is reasonably quantifiable. Also, clarify whether you have an established threshold in terms of days past due beyond which you partially or fully charge-off all commercial loans. Refer to ASC 310-10-50-11B(b).

Allowance for Loan and Lease Losses, page 107

14. You disclose on page 107 that the allowance is maintained at a level believed adequate to absorb probable credit losses incurred in the loan portfolio. If true, please revise your disclosure in future filings to confirm here as well as in other places throughout the document where you refer to the allowance for loan and lease losses and the allowance for unfunded loan commitments and letters of credit as adequate or state that you determine the adequacy of the allowance to instead state that you believe the allowance is maintained at a level believed appropriate to absorb probable credit losses incurred in the loan portfolio.

Mortgage and Other Servicing Rights, page 108

15. We note your disclosure on page 109 that on a quarterly basis you obtain market quotes from two independent brokers that reflect current conditions in the secondary market and recently executed servicing transactions, which are then compared to the fair values determined by management. Please tell us more about the procedures performed to compare the three different values, whether you reconcile the differences between each method, and whether and how often you make adjustments to your proprietary model valuation as a result of the values determined from the two brokers. Additionally, tell us whether the market values obtained from the brokers would ever qualify as Level 2 measurements, and if so, whether those amounts are ever used instead of your proprietary model. Finally, tell us whether you are able to get similar market quotes for your commercial mortgage servicing rights.

Note 3 – Loan Sale and Servicing Activities and Variable Interest Entities, page 112

Non-Consolidated VIEs, page 115

16. We note your table of non-consolidated VIEs showing the aggregate assets and liabilities of various structures. Please tell us why the aggregate assets and aggregate liabilities equal each other for your commercial mortgage-backed securitizations and your residential mortgage-backed securitizations.

Note 5 – Asset Quality and Allowances for Loan and Lease Losses and Unfunded Commitments and Letters of Credit, page 118

Rollforward of Allowance for Loan and Lease Losses and Other Loan Data – 2010 and 2009, page 121

17. We note your disclosure on page 120 that nonperforming loans are considered impaired under ASC 310 and are allocated a specific reserve. Please tell us why your table on page 121 shows $3,088 million of commercial lending loans as individually evaluated for impairment when your commercial lending nonperforming loans as of December 31, 2010 is $3,165 million. As part of your

response, clarify how performing commercial TDRs are classified between collectively and individually evaluated for impairment, as well as clarify how you classify consumer TDRs which are classified as performing since your policy is to exempt those loans from being placed on nonaccrual status.

18. Please confirm that you do not exclude loans modified to borrowers experiencing financial difficulty from your TDR disclosures due to the existence of a government guarantee or government insurance. To the extent that these amounts are excluded from your TDR disclosures, revise future filings to state this fact and quantify the amount of loans that are excluded from TDRs as a result.

Credit Quality Indicators – Commercial Lending, page 124

19. Please tell us in more detail how you have classified the purchased impaired loans within the credit quality indicator table. In this regard, it is unclear to us how portions of the loan can be categorized as substandard and doubtful, but then footnote (e) to the table indicates that it is probable that the amounts will be collected.

Credit Quality Indicators – Consumer Real Estate Secured, page 125

20. Please clarify how the loans in your table are classified. Specifically, we note that footnote (a) indicates that higher risk loans are loans with a FICO credit score of less than or equal to 660 and LTV ratio greater than or equal to 90% at December 31, 2010, and a LTV greater than 90% at December 31, 2009. Tell us, and clarify in future filings, whether both the FICO score and LTV criteria have to be met at December 31, 2010, or if either is met the loan is classified as higher risk. To the extent that both criteria have to be met, tell us why you made that change from 2009. Additionally, we note the last column of the table shows loans with LTV greater than 100%, but for 2009, the loans with LTV greater than 100% exceed the amount of loans classified as higher risk, which solely consists of loans with LTV greater than 90% in 2009. Please advise.

Note 7 – Investment Securities, page 127

21. Please tell us why there is no unrealized gain or loss related to the "Corporate stocks and other" category of available for sale securities as of December 31, 2010 and 2009. As part of your response, discuss the types of securities included within this category.

Note 8 – Fair Value, page 133

Nonrecurring Fair Value Changes, page 139

22. Please tell us how a gain occurred for the nonrecurring fair value measurement for nonaccrual loans during 2010.

Fair Value Option – Fair Value and Principal Balances, page 140

23. Please tell us why you believe the performing residential mortgage loans in the portfolio have a lower percentage fair value compared to the aggregate unpaid principal balance as compared to the residential mortgage loans 90 days or more past due.

Note 9 – Goodwill and Other Intangible Assets, page 143

Residential Mortgage Servicing Rights, page 144

24. We note that you recognized a $209 million reduction in your residential mortgage servicing rights during 2010 and your footnote indicates that it represents changes resulting primarily from market-driven changes in interest rates. We also note your disclosure on page 14 that you expect to (and ultimately did in April 2011) enter into a consent order with the Federal Reserve and OCC relating to your residential mortgage servicing operations. Please tell us whether your mortgage serving rights were affected by this expectation, and if so, how, and in which periods. Additionally, we note from your Fourth Quarter 2010 Earnings Call on January 20, 2011 that during the fourth quarter you changed "servicers" which resulted in a $40 million charge and that you would not expect to have a similar problem with other services. Explain to us in more detail what service the "servicer" was providing, the reason for the change, and whether the change was made as a result of your expectation about the consent order with the regulators.

Note 23 Commitments and Guarantees, page 179

Reinsurance Agreements, page 182

25. We note your disclosure on page 182 that you have a reserve for probable losses on your reinsurance policies provided to third-party insurers related to insurance sold to your customers. Also, we note your maximum exposure due to these reinsurance agreements was $4.5 billion and $4.9 billion at December 31, 2010 and March 31, 2011. In an effort to provide transparent disclosures, please tell us and revise to disclose in future filings the following:

- Please expand your Business section to describe the types of insurance policies you reinsure (for example, homeowners insurance, accident insurance, etc.), quantify your exposure to each type of insurance policy, disclose the percentage of reinsurance agreements that are excess of loss versus quota share agreements, and quantify the exposure to agreements with 100% reinsurance.

- Provide a roll-forward of the reserve presenting separate amounts for increases in the reserve due to changes in estimate and new reinsurance agreements and decreases attributable to realization of losses; and

- To the extent that it is at least reasonably possible that exposure to loss exists in excess of the accrued amount, discuss the possible loss, range of loss, or provide explicit disclosure why an estimate cannot be made.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Notes to Consolidated Financial Statements (Unaudited), page 63

Note 16 Legal Proceedings, page 110

26. We note your disclosure about the consent orders PNC and PNC Bank entered into with the Federal Reserve and the Office of the Comptroller of the Currency. Please provide us with draft disclosure to be included in future filings describing the steps taken or to be taken to comply with the consent orders.

Definitive Proxy Statement on Schedule 14A

Role of Compensation Consultants, page 17

27. Please tell us if the Personnel and Compensation Committee or your Board of Directors approved the services McLagan and its affiliates provided to management.

2010 Director Compensation, page 23

28. Footnote (a) to the column disclosing Fees Earned or Paid in Cash states that the column includes the meeting fees for the fourth quarter of 2009, but not the meeting fees for the fourth quarter of 2010. Cash compensation should be reported for the year in which it was earned, even if the actual payment is made after the end of the year. Please confirm that in future filings you will report for each director all cash compensation earned during the applicable fiscal year.

Related Persons Transactions Policies and Procedures, page 31

29. We note your disclosure that extensions of credit to directors and executive officers comply with your Regulation O policies and procedures. Please confirm that loans to directors and executive officers were made on substantially the same

terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K. Otherwise, please provide us with the information required by Item 404(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay McCord at (202) 551-3417 or me at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant